Exhibit 99.1

RLX Technology Announces Unaudited First Quarter 2022 Financial Results

BEIJING, May 20, 2022 /PRNEWSWIRE/ - RLX Technology Inc. (“RLX Technology” or the “Company”) (NYSE: RLX), a leading branded e-vapor company in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Financial Highlights

•	Net revenues were RMB1,714.5 million (US$270.4 million), compared with RMB2,398.5 million in the same period of 2021.

•	Gross margin was 38.3%, compared with 46.0% in the same period of 2021.

•	U.S. GAAP net income was RMB687.1 million (US$108.4 million), compared with U.S. GAAP net loss of RMB267.0 million in the same period of 2021.

•	Non-GAAP net income[1] was RMB361.8 million (US$57.1 million), compared with RMB610.5 million in the same period of 2021.

“During the first quarter of 2022, we continued to focus on our core strategy and maintain our leading position in the industry while preparing for the anticipated regulatory changes. As the new regulatory framework has come into effect and detailed implementation measures have been released, we are proactively adapting our business to the new market environment by applying for the relevant licenses and developing qualified products that meet the requirements of the most recent national standards. We believe that, by leveraging our leading research and development abilities, we are able to launch market-leading products that conform to the national standards and satisfy our users’ needs,” said Ms. Ying (Kate) Wang, Co-founder, Chairperson of the Board of Directors and CEO of RLX Technology. “As a trusted e-vapor brand for adult smokers, we will continue to strictly comply with the new regulations and policies while deepening our commitment to providing high-quality products and exploring new growth opportunities in the industry.”

“Amid the evolving regulatory environment and the COVID-19 resurgences, we recorded net revenues of RMB1,714.5 million, down 28.5% year-over-year, in the first quarter of 2022. The decrease was mainly due to the pandemic’s impact on our production plant in Shenzhen, which limited our production and shipment volume. Our cash position remains solid, which will support us as we navigate the market dynamics and agilely adjust our business to the fluctuating macro environment,” said Mr. Chao Lu, Chief Financial Officer of RLX Technology. “Looking ahead, we will remain focused on the business elements under our control, such as product innovation, cost optimization and operating efficiency, to reinforce our fundamentals and position ourselves to seize future opportunities. As always, we are committed to delivering sustainable growth for our shareholders in the long run.”

First Quarter 2022 Financial Results

Net revenues were RMB1,714.5 million (US$270.4 million) in the first quarter of 2022, compared with RMB2,398.5 million in the same period of 2021. The decrease was primarily due to the impact of COVID-19 on our production plant in Shenzhen, which adversely affected our production and shipment volume.

Gross profit was RMB657.0 million (US$103.6 million) in the first quarter of 2022, compared with RMB1,104.1 million in the same period of 2021.

1 Non-GAAP net income is a non-GAAP financial measure. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Gross margin was 38.3% in the first quarter of 2022, compared with 46.0% in the same period of 2021. The decrease was primarily due to (i) a change in product mix and (ii) an increase in inventory provision largely due to recent regulatory developments.

Operating expenses were RMB33.6 million (US$5.3 million) in the first quarter of 2022, representing a decrease of 97.2% from RMB1,216.0 million in the same period of 2021. The decrease in operating expenses was primarily due to the change in share-based compensation expenses, which decreased to positive RMB325.2 million (US$51.3 million) in the first quarter of 2022 from RMB877.5 million in the same period of 2021, consisting of (i) share-based compensation expenses of positive RMB41.9 million (US$6.6 million) recognized in selling expenses, (ii) share-based compensation expenses of positive RMB230.1 million (US$36.3 million) recognized in general and administrative expenses, and (iii) share-based compensation expenses of positive RMB53.2 million (US$8.4 million) recognized in research and development expenses. The decrease in share-based compensation expenses was primarily due to the changes in the fair value of the share incentive awards that the Company granted to its employees as affected by the fluctuations of the share price of the Company.

Selling expenses decreased by 73.9% to RMB75.9 million (US$12.0 million) in the first quarter of 2022 from RMB291.5 million in the same period of 2021. The decrease was mainly driven by (i) a decrease in share-based compensation expenses, (ii) a decrease in salaries and welfare benefits, and (iii) a decrease in branding material expenses.

General and administrative expenses decreased by 109.3% to positive RMB66.4 million (US$10.5 million) in the first quarter of 2022 from RMB712.8 million in the same period of 2021. The decrease was mainly driven by (i) a decrease in share-based compensation expenses and (ii) a decrease in salaries and welfare benefits, partially offset by an increase in legal and other consulting expenses.

Research and development expenses decreased by 88.7% to RMB24.0 million (US$3.8 million) in the first quarter of 2022 from RMB211.6 million in the same period of 2021. The decrease was mainly driven by (i) a decrease in share-based compensation expenses and (ii) a decrease in salaries and welfare benefits, partially offset by (i) an increase in depreciation and amortization expenses and (ii) an increase in software and technical service expenses.

Income from operations was RMB623.4 million (US$98.3 million) in the first quarter of 2022, compared with a loss from operations of RMB111.9 million in the same period of 2021.

Income tax expense was RMB112.6 million (US$17.8 million) in the first quarter of 2022, compared with RMB176.3 million in the same period of 2021.

U.S. GAAP net income was RMB687.1 million (US$108.4 million) in the first quarter of 2022, compared with U.S. GAAP net loss of RMB267.0 million in the same period of 2021.

Non-GAAP net income was RMB361.8 million (US$57.1 million) in the first quarter of 2022, compared with RMB610.5 million in the same period of 2021.

U.S. GAAP basic and diluted net income per American depositary share (“ADS”) were RMB0.528 (US$0.083) and RMB0.521 (US$0.082), respectively, in the first quarter of 2022, compared with U.S. GAAP basic and diluted net loss per ADS of RMB0.174, in the same period of 2021.

Non-GAAP basic and diluted net income per ADS2 were RMB0.284 (US$0.045) and RMB0.281 (US$0.044), respectively, in the first quarter of 2022, compared with RMB0.398 in the same period of 2021.

Balance Sheet and Cash Flow

The Company’s liquidity was significantly enhanced by the completion of its initial public offering in early 2021. As of March 31, 2022, the Company had cash and cash equivalents, restricted cash, short-term bank deposits, net, short-term investments, and long-term bank deposits, net of RMB14,948.9 million (US$2,358.1 million), compared with RMB14,437.8 million as of March 31, 2021. Among them, approximately US$1,602.7 million (RMB10,160.2 million) was denominated in U.S. dollars as of March 31, 2022. For the first quarter ended March 31, 2022, net cash generated from operating activities was RMB308.2 million (US$48.6 million).

Regulatory Developments

Since the first quarter of 2022, PRC government authorities have issued a series of rules and regulations to regulate the e-cigarette industry. The new requirements set forth in those recently promulgated rules and regulations are expected to materially impact the business operations of the market participants in the e-vapor industry, including that of the Company.

The new regulatory requirements that are expected to materially impact the Company’s current business operations, primarily include, but are not limited to, requirements for (i) all e-cigarette market participants to apply for and obtain requisite licenses and approvals; (ii) e-cigarette products to comply with the mandatory national standards, such as specifications in relation to flavor, e-atomization material component, the concentration of nicotine in the aerosol and the total amount of nicotine contained, and pass the technical review before being launched for sale; (iii) e-cigarette products to be transacted only via the National Transaction Platform to be established by the department of tobacco monopoly administration under the State Council, subject to the administration by the competent department of tobacco monopoly administration in terms of overall transaction amounts and the prohibition of exclusive retail operations; (iv) advertising activities for e-cigarettes to follow the restrictions applicable to tobacco advertisements; and (v) foreign investment in the production of e-cigarette products, and domestic or overseas offering and listing by any e-cigarette enterprise to obtain regulatory approval. Discussion of the relevant regulatory developments and the corresponding risks, uncertainties and/or factors in a more comprehensive and detailed manner is and will be included in the Company’s filings with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s annual report on Form 20-F filed on April 29, 2022.

Currently, the Company is in the process of evaluating the impact of all applicable regulatory requirements and implementing business adjustments to comply with those requirements in due course. A transition period ending September 30, 2022 is granted to e-cigarette manufacturers and operators that existed before November 10, 2021, such as the Company, in respect of the implementation and enforcement of the E-Cigarettes Administrative Measures, the National Standards for E-Cigarettes, and relevant implementing policies and rules. During such transition period, existing e-cigarette manufacturers and operators are allowed to continue with their current business, provided that they fully comply with the instructions and requirements imposed by the department of tobacco monopoly administration and should apply for requisite permits as prescribed by the E-Cigarettes Administrative Measures. E-cigarette products manufactured or operated by existing e-cigarette manufacturers and operators should be submitted for technical review and be adjusted to the extent that such e-cigarette products fully comply with applicable regulatory rules.

2 Non-GAAP basic and diluted net income per ADS is a non-GAAP financial measure. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Many provincial departments of the tobacco monopoly administration have issued draft rules regarding the layout of local e-cigarette retail outlets, while some provincial departments of the tobacco monopoly administration, such as the ones in Beijing, Liaoning Province, Jiangsu Province and Qinghai Province, have set a cap for the total number of their local e-cigarette retail outlets.

Conference Call

The Company’s management will host an earnings conference call at 8:00 A.M. U.S. Eastern Time on May 20, 2022 (8:00 P.M. Beijing/Hong Kong Time on May 20, 2022).

Dial-in details for the earnings conference call are as follows:

United States (toll-free):	+1-888-317-6003
International:	+1-412-317-6061
Hong Kong, China (toll-free):	+800-963-976
Hong Kong, China:	+852-5808-1995
Mainland China:	400-120-6115
Participant Code:	4308430

Participants should dial in 10 minutes before the scheduled start time and ask to be connected to the call for “RLX Technology Inc.” with the Participant Code as set forth above.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.relxtech.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until May 27, 2022, by dialing the following telephone numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	3069130

About RLX Technology Inc.

RLX Technology Inc. (NYSE: RLX) is a leading branded e-vapor company in China. The Company leverages its strong in-house technology, product development capabilities, and in-depth insights into adult smokers' needs to develop superior e-vapor products. RLX Technology Inc. sells its products through an integrated offline distribution and retail model tailored to China's e-vapor market.

For more information, please visit: http://ir.relxtech.com.

Non-GAAP Financial Measures

The Company uses non-GAAP net income and non-GAAP basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP net income represents net income/(loss) excluding share-based compensation expenses. Non-GAAP basic and diluted net income per ADS is computed using Non-GAAP net income attributable to RLX Technology Inc. and the same number of ADSs used in U.S. GAAP basic and diluted net income/(loss) per ADS calculation.

The Company presents these non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company believes that they help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net income/(loss). The Company also believes that the use of the non-GAAP measures facilitates investors' assessment of its operating performance, as they could provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. They should not be considered in isolation or construed as an alternative to net income/(loss), basic and diluted net income/(loss) per ADS or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review its historical non-GAAP financial measures to the most directly comparable U.S. GAAP measures. The non-GAAP financial measures here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.3393 to US$1.00, the exchange rate on March 31, 2022, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” and similar statements. Among other things, quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s e-vapor market; changes in its revenues and certain cost or expense items; PRC governmental policies, laws and regulations relating to the Company's industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of this press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

RLX Technology Inc.

Head of Investor Relations

Sam Tsang

Email: ir@relxtech.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

Email: RLX@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: RLX@tpg-ir.com

RLX TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands)

	As of
	December 31,	March 31,	March 31,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	5,208,967	4,384,204	691,591
Restricted cash	500	500	79
Short-term bank deposits, net	4,022,119	2,966,402	467,938
Receivables from online payment platforms	10,006	14,768	2,330
Short-term investments	3,621,637	3,664,332	578,034
Accounts and notes receivable, net	14,024	66,965	10,563
Inventories, net	589,088	266,500	42,039
Amounts due from related parties	1,936	7,182	1,133
Prepayments and other current assets, net	482,659	263,250	41,527
Total current assets	13,950,936	11,634,103	1,835,234
Non-current assets:
Property, equipment and leasehold improvement, net	143,155	154,767	24,414
Intangible assets, net	8,366	10,409	1,642
Long-term investments, net	12,000	12,000	1,893
Deferred tax assets, net	20,856	20,856	3,290
Right-of-use assets, net	176,258	168,136	26,523
Long-term bank deposits, net	2,004,593	3,933,415	620,481
Other non-current assets	48,961	41,603	6,563
Total non-current assets	2,414,189	4,341,186	684,806
Total assets	16,365,125	15,975,289	2,520,040

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	1,288,845	1,004,360	158,434
Short-term loan	-	100,000	15,775
Contract liabilities	286,651	216,669	34,179
Salary and welfare benefits payable	170,393	125,725	19,833
Taxes payable	597,761	432,398	68,209
Accrued expenses and other current liabilities	313,396	378,101	59,644
Lease liabilities - current portion	80,582	83,960	13,244
Total current liabilities	2,737,628	2,341,213	369,318

Non-current liabilities:
Deferred tax liabilities	4,513	4,513	712
Lease liabilities - non-current portion	104,232	90,949	14,347
Total non-current liabilities	108,745	95,462	15,059
Total liabilities	2,846,373	2,436,675	384,377

Shareholders’ Equity:
Total RLX Technology Inc. shareholders’ equity	13,514,952	13,553,040	2,137,939
Noncontrolling interests	3,800	(14,426)	(2,276)
Total shareholders’ equity	13,518,752	13,538,614	2,135,663

Total liabilities and shareholders’ equity	16,365,125	15,975,289	2,520,040

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the three months ended
	March 31,	December 31,	March 31,	March 31,
	2021	2021	2022	2022
	RMB	RMB	RMB	US$
Net revenues	2,398,496	1,904,355	1,714,450	270,448
Cost of revenues	(1,294,423)	(1,138,826)	(1,057,447)	(166,808)
Gross profit	1,104,073	765,529	657,003	103,640

Operating expenses:
Selling expenses	(291,535)	(46,628)	(75,947)	(11,980)
General and administrative expenses	(712,814)	(167,108)	66,395	10,474
Research and development expenses	(211,634)	(17,797)	(24,007)	(3,787)
Total operating expenses	(1,215,983)	(231,533)	(33,559)	(5,293)

(Loss)/income from operations	(111,910)	533,996	623,444	98,347

Other income/(expense):
Interest income, net	9,414	24,297	27,151	4,283
Investment income	14,927	27,964	32,239	5,086
Others, net	(3,167)	37,694	116,857	18,434
(Loss)/income before income tax	(90,736)	623,951	799,691	126,150
Income tax expense	(176,293)	(129,536)	(112,636)	(17,768)
Net (loss)/income	(267,029)	494,415	687,055	108,382
Less: net income/(loss) attributable to noncontrolling interests	-	891	(18,226)	(2,875)
Net (loss)/income attributable to RLX Technology Inc.	(267,029)	493,524	705,281	111,257

Other comprehensive income/(loss):
Foreign currency translation adjustments	175,523	(181,851)	(45,824)	(7,229)
Total other comprehensive income/(loss)	175,523	(181,851)	(45,824)	(7,229)
Total comprehensive (loss)/income	(91,506)	312,564	641,231	101,153
Less: total comprehensive income/(loss) attributable to noncontrolling interests	-	891	(18,226)	(2,875)
Total comprehensive (loss)/income attributable to RLX Technology Inc.	(91,506)	311,673	659,457	104,028

Net (loss)/income per ordinary share/ADS
- Basic	(0.174)	0.367	0.528	0.083
- Diluted	(0.174)	0.363	0.521	0.082

Weighted average number of ordinary shares/ADSs
- Basic	1,532,086,681	1,346,184,770	1,336,118,854	1,336,118,854
- Diluted	1,532,086,681	1,358,494,650	1,354,294,220	1,354,294,220

RLX TECHNOLOGY INC.
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the three months ended
	March 31,	December 31,	March 31,	March 31,
	2021	2021	2022	2022
	RMB	RMB	RMB	US$
Net (loss)/income	(267,029)	494,415	687,055	108,382
Add: share-based compensation expenses
Selling expenses	120,703	1,885	(41,939)	(6,616)
General and administrative expenses	618,493	45,107	(230,087)	(36,295)
Research and development expenses	138,313	(4,872)	(53,211)	(8,394)
Non-GAAP net income	610,480	536,535	361,818	57,077

Net (loss)/ income attributable to RLX Technology Inc.	(267,029)	493,524	705,281	111,257
Add: share-based compensation expenses	877,509	42,120	(325,237)	(51,305)
Non-GAAP net income attributable to RLX Technology Inc.	610,480	535,644	380,044	59,952

Non-GAAP net income per ordinary share/ADS
- Basic	0.398	0.398	0.284	0.045
- Diluted	0.398	0.394	0.281	0.044
Weighted average number of ordinary shares/ADSs
- Basic	1,532,086,681	1,346,184,770	1,336,118,854	1,336,118,854
- Diluted	1,532,086,681	1,358,494,650	1,354,294,220	1,354,294,220

RLX TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the three months ended
	March 31,	December 31,	March 31,	March 31,
	2021	2021	2022	2022
	RMB	RMB	RMB	US$
Net cash generated from operating activities	827,565	465,738	308,169	48,611
Net cash used in investing activities	(2,814,247)	(1,397,519)	(950,764)	(149,979)
Net cash generated from/(used in) financing activities	10,037,422	(127,516)	(161,612)	(25,494)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	144,226	(99,770)	(20,556)	(3,241)
Net increase/(decrease) in cash and cash equivalents and restricted cash	8,194,966	(1,159,067)	(824,763)	(130,103)
Cash, cash equivalents and restricted cash at the beginning of the period	1,454,801	6,368,534	5,209,467	821,773
Cash, cash equivalents and restricted cash at the end of the period	9,649,767	5,209,467	4,384,704	691,670